Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
MARCH 31, 2009
LJ INTERNATIONAL REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND FISCAL YEAR 2008
Operating Profit, Net Income Increases in Fourth Quarter 2008;
Rising Retail Shares Lift Gross Margins
HONG KONG, March 31, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for the fourth quarter and fiscal year ended December 31, 2008.
Fourth Quarter and Fiscal Year 2008 Highlights:
•	Fourth quarter revenues declined approximately 11% year-over-year, which contributed to an overall decrease of almost 10% for the full Fiscal Year 2008. The decreased sales of the Company’s jewelry products was a direct result of the global economic slowdown, offset partially by the improving productivity and ongoing expansion of ENZO, the Company’s retail chain store in China which counted a total of 97 stores in operation at the end of December 31, 2008.

•	Fourth quarter operating income increased by 209% year-over-year, while annual operating income decreased by nearly 84%.

•	Net income for the fourth quarter of 2008 was $0.06 per share, up from a loss of ($0.04) a year earlier. Annual earnings per share rose to $0.11 from $0.07.

•	Retail sales in 2008 accounted for an increasing share of LJI revenue. The Company expects this trend to continue through 2009.
For the fourth quarter ended December 31, 2008, revenues totaled $41.9 million, down 11% from $47.1 million in the fourth quarter of 2007. The Company noted that the decrease was due to the current global economic crisis, which had an especially strong negative impact on LJI’s wholesale business centered on North America. However, rising retail sales from the Company’s ENZO chain in China partially offset the drop in wholesale revenues.
Gross profits in the fourth quarter of 2008 rose year-over-year to $11.3 million, or 27% of revenues, from $10.4 million, or 22% of revenues, in the fourth quarter of 2007. The increase in gross margins was due to the continued shift in revenue mix from lower-margin wholesale to higher-margin retail products.
Operating Profit Triples Year-Over-Year

Operating expenses in the fourth quarter of 2008 totaled $10.5 million, compared to $10.2 million in the fourth quarter of 2007. Operating income rose in the fourth quarter of 2008 to $0.8 million, up 209% from $0.2 million in the fourth quarter of 2007.
Non-operating income in the fourth quarter of 2008 was $1.5 million, primarily from a $1.5 million gain on currency translations.
Net income for the fourth quarter of 2008 totaled $1.4 million, or $0.06 per fully diluted share, from a loss of ($0.8 million), or ($0.04) per fully diluted share, in the fourth quarter of 2007.
CEO Affirms Positive Outlook for Retail Growth
LJI Chairman and CEO Yu Chuan Yih commented, “The results we report today reflect both the challenges of operating in one of the most difficult economic environments we have ever experienced as well as the benefits of this Company’s strategy based on low-cost production and broad market diversification, in particular our growing presence of retail stores in China. Although no part of our retail and wholesale customer base was spared the effects of the global downturn, we were able to cushion the blow to some degree through the higher-margin revenue contributions from our retail sales. We also have positioned ourselves well for the coming recovery by building up our cash position, keeping our debt levels relatively low and maintaining profitability. We do not expect to see a significant recovery soon in our relatively low-margin wholesale business, which derives most of its revenue from the U.S. But we are more optimistic about the prospects for retail growth as we continue to expand across China’s vast and still relatively untapped consumer market.”
Annual Results Successfully Reflect Shift to Expanding ENZO Retail Chain
For the fiscal year ended December 31, 2008, LJI reported revenues totaling $136.3 million, down 10% from $152 million in 2007. Retail sales rose to $36.4 million in 2008 from $34.4 million in 2007. Considering the fact that the Company suspended the Signature line operation for 2008 which contributed revenue of $13 million in 2007, the retail revenue at retail store level actually increased by $15 million or 70% in 2008 as compared to 2007. Wholesale revenues fell to $99.8 million in 2008 from $117.7 million in 2007. The share of revenue from retail sales in 2008 rose to 27% vs. 73% for wholesale, compared to 23% vs. 77% in 2007.
Gross profit for fiscal 2008 totaled $39.2 million, or 29% of revenues, compared to $39.5 million, or 26% of revenues, in 2007. The increase in gross margins was due to the continued shift in our product mix from wholesale to retail.
Operating expenses for 2008 totaled $38.3 million, compared to $33.5 million in 2007. The increase was due primarily to the increase in rental costs of LJI’s retail division from $5.4 million in 2007 to $8.4 million in 2008 as rental costs were contingent on revenue level, non-recurring litigation expenses of $1.3 million and allowance for doubtful accounts of $1.2 million. Operating income in 2008 was $1 million, down 84% from $6 million in 2007.
Non-operating income in 2008 was $3.9 million, primarily consisting of a $2.2 million gain on the sale of a property held for lease and a $1.5 million gain on currency translation. This was partially offset by $1.8 million in interest expense.
Net income for 2008 totaled $2.5 million, or $0.11 per fully diluted share, up 57% on a per-share basis from $1.5 million, or $0.07 per fully diluted share, in 2007.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.

About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one- time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, successful turnaround of its unprofitable ENZO retail stores, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	December 31,		Year ended December 31,
	2008	2007	2008	2007
	US$	US$	US$	US$

Operating revenue	41,862	47,114	136,268	152,037
Costs of goods sold	(30,582)	(36,705)	(97,031)	(112,508)

Gross profit	11,280	10,409	39,237	39,529

Selling, general and administrative expenses	(10,535)	(10,168)	(38,274)	(33,498)

Operating income	745	241	963	6,031

Other revenue and expense
Interest income	31	54	199	273
Gain in currency translation	1,473	—	1,473	—
Gain on sales of securities	—	—	49	—
Gain on disposal of property held for lease	—	—	2,210	—
Interest expenses	(387)	(814)	(1,789)	(3,103)

Income (loss) before income taxes and minority interests	1,862	(519)	3,105	3,201
Income taxes expense	(502)	(291)	(569)	(1,711)

Income (loss) before minority interests	1,360	(810)	2,536	1,490
Minority interests	(1)	8	(6)	(1)

Net income (loss)	1,359	(802)	2,530	1,489

Earnings (loss) per share:
Basic	0.06	(0.04)	0.11	0.07

Diluted	0.06	(0.04)	0.11	0.07

Weighted average number of shares used in calculating diluted earnings per share	22,780,737	22,130,996	22,448,595	22,289,102

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	December 31,	December 31,
	2008	2007
	US$	US$

ASSETS
Current assets
Cash and cash equivalents	13,348	4,951
Restricted cash	6,493	4,161
Trade receivables, net of allowance for doubtful accounts	20,570	23,194
Derivatives	—	2,947
Available-for-sale securities	2,288	2,973
Inventories	76,637	82,012
Prepayments and other current assets	2,609	2,522

Total current assets	121,945	122,760
Properties held for lease, net	750	1,292
Property, plant and equipment, net	6,863	8,460
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	131,190	134,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,724	2,977
Notes payable	9,194	4,047
Capitalized lease obligation, current portion	78	92
Letters of credit, gold loan and others	13,384	21,536
Derivatives	—	4,444
Trade payables	17,925	18,700
Accrued expenses and other payables	4,802	6,120
Income taxes payable	1,441	1,719
Deferred taxation	339	339

Total current liabilities	49,887	59,974
Notes payable, non-current portion	2,115	1,154
Capitalized lease obligation, non-current portion	103	181

Total liabilities	52,105	61,309

Minority interests	756	167

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized 100 million shares; Issued 22,911,172 shares as of December 31, 2008 and 21,437,172 shares as of December 31, 2007	229	214
Additional paid-in capital	55,286	51,495
Accumulated other comprehensive (loss) income	(354)	321
Retained earnings	23,168	20,638

Total shareholders’ equity	78,329	72,668

Total liabilities and shareholders’ equity	131,190	134,144